03011574

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| Expires: | October 31, 2001 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
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| 8- 65293 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2003

## FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Concentric Capital Partners, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East
(No. and Street)

Weston (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron 914/632-8400
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anchin, Block & Anchin LLP
(Name — *if individual, state last, first, middle name*)

1375 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Eric Bibler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concentric Capital Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of XXXXXXXXXX Operations.
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Members Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABA
*Established 1923*

**Anchin, Block & Anchin LLP**
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

# INDEPENDENT AUDITORS' REPORT

**TO THE MEMBER AND DIRECTOR OF**
**CONCENTRIC CAPITAL PARTNERS, LLC:**

We have audited the accompanying statement of financial condition of Concentric Capital Partners, LLC as of December 31, 2002 and the related statements of operations, changes in members' equity and cash flows for the period from March 1, 2002 (inception) to December 31,2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concentric Capital Partners, LLC at December 31, 2002 and the results of its operations and its cash flows for the period from March 1, 2002 (inception) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Anchin Block & Anchin LLP

New York, New York
February 15, 2003

# CONCENTRIC CAPITAL PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2002

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 37,797 |
| Fees receivable | | 2,161 |
| Other assets | | 1,577 |
| **TOTAL ASSETS** | $ | 41,535 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 3,000 |
| Due to parent | | 7,650 |
| Total Liabilities | | 10,650 |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **MEMBER'S EQUITY** | | 30,885 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | 41,535 |

See the accompanying Notes to the Financial Statements.

## CONCENTRIC CAPITAL PARTNERS, LLC

## STATEMENT OF OPERATIONS

## FOR THE PERIOD FROM MARCH 1, 2002 (INCEPTION) TO DECEMBER 31, 2002

| | | |
|---|---|---|
| **FEE INCOME** | | **$ 2,161** |
| **EXPENSE:** | | |
| Regulatory expenses | $ 4,834 | |
| Consulting and professional fees | 19,594 | |
| Administrative charges from parent | 6,000 | |
| Insurance | 196 | |
| Registration and filing fees | 2,258 | |
| Total Expenses | | **32,882** |
| **OTHER INCOME:** | | |
| Interest income | | **452** |
| **NET LOSS** | | **$ (30,269)** |

See the accompanying Notes to the Financial Statements.

# CONCENTRIC CAPITAL PARTNERS, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

## FOR THE PERIOD FROM MARCH 1, 2002 (INCEPTION) TO DECEMBER 31, 2002

| | | |
|---|---|---|
| Initial contribution | $ | 50,000 |
| Organization costs paid by Parent treated as a capital contribution | | 11,154 |
| Net loss | | (30,269) |
| Member's Equity, December 31, 2002 | $ | 30,885 |

See the accompanying Notes to the Financial Statements.

# CONCENTRIC CAPITAL PARTNERS, LLC

## STATEMENT OF CASH FLOWS

## FOR THE PERIOD FROM MARCH 1, 2002 (INCEPTION) TO DECEMBER 31, 2002

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | | $ (30,269) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Increase in: | | |
| Organization costs paid by Parent treated as a capital contribution | $ 11,154 | |
| Fees receivable | (2,161) | |
| Other assets | (1,577) | |
| Accounts payable | 3,000 | |
| Due to parent | 7,650 | |
| Total adjustments | | 18,066 |
| Net Cash Used in Operating Activities | | (12,203) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Contribution from member | | 50,000 |
| **NET INCREASE IN CASH** | | 37,797 |
| **CASH:** | | |
| Beginning of period | | - |
| End of period | | $ 37,797 |

See the accompanying Notes to the Financial Statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Concentric Capital Partners, LLC (the "Company") was organized in Connecticut on March, 1 2002, as a limited liability company. The Company is a wholly-owned subsidiary of Concentric Capital Management Group, LLC (the "Parent"). The limited liability agreement provides that the company's existence is perpetual unless terminated as provided by the limited liability agreement.

Principal Business Activity:

The Company is a registered broker with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company primarily raises capital for private equity investment fund managers by placing investors with the managers.

Financial Statement Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:

The Company receives fees for acting as a placement agent. Fees for successful placement are based upon a percentage of the management fee and performance fee charged by fund managers to the investor placed by the company. The fee that is based upon the management fee charged by the underlying fund is generally recognized on a monthly or quarterly basis and the fee that is based upon the performance fee of the fund is recognized annually.

Income Taxes:

No provision is required for federal or state taxes on the income of the Company. Under the Internal Revenue Code and similar state regulations the Company is treated as a partnership; accordingly, the income of the Company is taxed to its member.

## NOTE 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

The Company is not required to maintain a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the Rule.

## NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 in its first year of operations).

At December 31, 2002 the company had net capital of $27,147, which was $22,147 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1.

## NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company entered into an expense agreement with the Parent, commencing July 1, 2002, whereby the Parent would charge the Company $12,000 annually for its share of overhead and administrative expenses. At December 31, 2002 the amount due to Parent was $7,650.

The Parent paid on behalf of the company its organizational costs of $11,154. As the Parent will not request to be reimbursed, this amount has been credited to capital.

ABA
*Established 1923*

**Anchin, Block & Anchin LLP**
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

# INDEPENDENT AUDITORS' REPORT

# ON

# SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

**TO THE MEMBER AND DIRECTOR OF CONCENTRIC CAPITAL PARTNERS, LLC:**

We have audited the accompanying financial statements of Concentric Capital Partners, LLC as of December 31, 2002 and have issued our report thereon dated February 15, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anchin, Block & Anchin LLP

New York, New York
February 15, 2003

# CONCENTRIC CAPITAL PARTNERS, LLC

## COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

## AS OF DECEMBER 31, 2002

| | | |
|---|---|---|
| TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL | $ | 30,885 |
| NONALLOWABLE ASSETS | | 3,738 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | 27,147 |
| HAIRCUTS ON SECURITIES | | - |
| NET CAPITAL | | 27,147 |
| MINIMUM NET CAPITAL REQUIREMENT OF 12 1/2% OF AGGREGATE INDEBTEDNESS OF $10,650 OR $5,000 WHICHEVER IS GREATER | | 5,000 |
| EXCESS NET CAPITAL | $ | 22,147 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2002) | | |
| NET CAPITAL, AS REPORTED IN COMPANY'S PART II UNAUDITED FOCUS REPORT | $ | 27,147 |
| DIFFERENCES DUE TO AUDIT ADJUSTMENTS | | - |
| NET CAPITAL, PER REPORT PURSUANT TO RULE 17a-5(d) | $ | 27,147 |
| TOTAL AGGREGATE INDEBTEDNESS | $ | 10,650 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | .39 to 1 |

See Independent Auditors' Report on Supplementary Information.

SECTIONAL PROCESSING
RECEIVED
FEB 28 2003
181
WASH. D.C. SECTION

# CONCENTRIC CAPITAL PARTNERS, LLC

## FINANCIAL REPORT

## FOR THE PERIOD FROM MARCH 1, 2002 (INCEPTION) TO DECEMBER 31, 2002

# CONCENTRIC CAPITAL PARTNERS, LLC

## REPORT INDEX

## DECEMBER 31, 2002

# CONCENTRIC CAPITAL PARTNERS, LLC

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

## FOR THE YEAR ENDED DECEMBER 31, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.
181

ABA
Established 1923

Anchin, Block & Anchin LLP
Accountants and Consultants

1375 Broadway
New York, New York 10018
(212) 840-3456
FAX (212) 840-7066

## INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL BY SEC RULE 17a-5

**BOARD OF DIRECTORS**
**CONCENTRIC CAPITAL PARTNERS, LLC:**

In planning and performing our audit of the financial statements and supplemental schedule of Concentric Capital Partners, LLC (the "Company") for the period from March 1, 2002 (inception) to December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Concentric Capital Partners, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 15, 2003